FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 13, 2011

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing regarding the conversion price of the Company’s US$800,000,000 Zero Coupon Convertible Bonds due 2015, dated July 13, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 13, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

NOTICE TO HOLDERS
AU Optronics Corporation (“Company”)
US$800,000,000 Zero Coupon Convertible Bonds due 2015 (“Bonds”)

July 13, 2011

Notice of Adjustment to Conversion Price

On June 10, 2011, the Company’s annual general meeting of shareholders approved distribution of NT$3,530,818,214 as cash dividend (“Cash Dividend”).  The Cash Dividend is payable to shareholders of record on July 13, 2011.

Set forth below are the information relating to the adjustments to the Conversion Price resulting from the Cash Dividend:

Adjustment Event	:	Cash Dividend

Conversion Price	:	NT$40.74
Before Adjustment

Conversion Price	:	NT$39.90
After Adjustment

Effective Date	:	July 13, 2011

We hereby notify you of the adjustments to Conversion Price in accordance with the Indenture (“Indenture”) dated October 13, 2010 between the Company and Citicorp International Limited, as Trustee, relating to issuance of the Bonds

Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings set forth in the Indenture.